FORM U-6B-2
CERTIFICATE OF NOTIFICATION
under the Public Utility Holding Company Act of 1935 ("Act")

     PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:

1. Type of security: junior subordinated debentures (specifically, "7.25% Junior Maturing Principal Securities (JUMPS/sm) due 2028").

2.  Issue, renewal or guaranty:  issuance.

3.  Principal amount:  $100,000,000.

4.  Annual rate of interest:  7.25%.

5.  Date of issue:  March 19, 1998.

6. Date of maturity: March 15, 2028, subject to prior redemption in whole at option of PSI at any time upon 30 days' notice.

7. Purchasers: Salomon Brothers Inc and First Chicago Capital Markets, Inc., as underwriters.

8.   Collateral:  None.

9.   Net proceeds:  approximately $98,701,000.

10.  Use of proceeds:  Repayment of short-term indebtedness.

11.  Exemption claimed:  Rule 52(a).

                                   PSI ENERGY, INC.

                                   By:  /s/ William L. Sheafer
                                   Vice President & Treasurer

Dated:      March 31, 1998